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                                                                    EXHIBIT 1.1

                           DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock of which 8,763,893 are currently outstanding. The following description of the Common Stock and certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate") and its By-Laws (the "By-Laws") is a summary and is qualified in its entirety by reference to the provisions of the Certificate and the By-Laws, copies of which are available from the Company upon request. After giving effect to this Offering, there will be 9,963,893 of Common Stock issued and outstanding.

Common Stock

         The holders of the outstanding shares of Common Stock are entitled to one vote per share, and are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. The holders of the outstanding shares of Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares of Common Stock into any other securities. All of the outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company hereby will be, fully paid and non assessable. On liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of all creditors and liquidation preferences, if any.

Class A Redeemable Common Stock Purchase Warrants

         The holder of each Warrant is entitled to purchase one share of Common Stock at an aggregate exercise price $9.60 per share. The Warrants are exercisable immediately following the date of this Prospectus, and terminate five years from the date of this Prospectus. Holders of the Warrants will only be able to exercise the Warrants if (a) a current prospectus under the Securities Act relating to the shares of Common Stock issuable upon exercise of the Warrants is then in effect, and (b) such securities are qualified for sale or exemption from qualification under the applicable securities laws of the states in which the various holders of Warrants reside.

         Commencing one year from the date of this Prospectus, or earlier with the consent of the Underwriter, the Warrants are subject to redemption by the Company, on not more than 60 nor less than 30 days' written notice, at a price of $.01 per Warrant, if the average closing price per share of the Common Stock is at least $12.00, subject to adjustment, for the twenty day period ending not earlier than five days prior the date the Warrants are called for redemption. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants must be redeemed if any are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants by first class, postage prepaid, within five business days (or such longer period to which the Underwriter may consent) after the Warrants are called for redemption, but no earlier than the sixtieth nor later than the thirtieth day before the date fixed for redemption. The notice of

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redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption. The Warrants can only be redeemed if, on the date the Warrants are called for redemption, there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants and the Common Stock is listed on the Nasdaq Stock Market or such other stock market which is acceptable to the Underwriter.

         The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to 5:00 p.m. New York City time on the expiration date of the Warrants or, if the Warrants are called for redemption, the day prior to the redemption date at the offices of the Company's warrant agent (the "Warrant Agent") with the form of "Election to Purchase" on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment of the full exercise price for the number of shares as to which the Warrant is being exercised.

         The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events. The holder of the Warrants will not possess any rights as a stockholder of the Company unless and until the holder exercises the Warrants.

Other Warrants

         In addition to the Warrants, there are also outstanding warrants to purchase 445,362 shares of Common Stock at an exercise price of $7.60 per share, which expire as follows: warrants to purchase 49,342 shares in December 1998; warrants to purchase 6,579 shares in October 1999; warrants to purchase 65,789 shares in December 1999; and warrants to purchase 323,652 shares in April 2001. Additionally, the CRI Warrants entitle CRI to purchase 1,000,000 shares of Common Stock at $9.60 per share. The CRI Warrants expire on June 30, 2003. Such warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events. The holders of certain of these warrants have registration rights with respect to the underlying shares of Common Stock. See "Financings" for information relating to the issuance of certain of these warrants. See "Underwriting" with respect to the Underwriter's Unit Purchase Option.

         The holders of the outstanding warrants have been given the opportunity to profit from a rise in the market for the shares of the Company's Common Stock with a resulting dilution in the interests of stockholders. The holders of the outstanding warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain equity capital, if then needed, by a new equity offering on terms more favorable than those provided by the outstanding warrants. Such facts may adversely affect the terms on which the Company could obtain additional financing.